SMARTIRE SYSTEMS, INC.
                             150-13151 VANIER PLACE
                           RICHMOND, BRITISH COLUMBIA
                                 CANADA, V6V 2J1

                                                      January 28, 2005

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:   SmarTire Systems, Inc. (the "Company")
            Registration Statement on Form SB-2
            Filed December 30, 2004
            File No. 333-121763

Ladies and Gentlemen:

      We previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities were offered or sold pursuant to this registration statement. We request this withdrawal because, as discussed with the Staff, the Company intends to amend the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Gregory Sichenzia at (212) 930-9700.

      Thank you for your assistance in this matter.

                                   SMARTIRE SYSTEMS, INC.


                                   By: /s/ Robert Rudman
                                       ---------------------
                                       Robert Rudman
                                       President and CEO